SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

for the month of July 2002

ELBIT SYSTEMS LTD.

(Translation of Registrant's Name Into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

(pg 1 of 13)

Exhibit index on pg 4

841733_1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: A. Tal
Arie Tal
Corporate Secretary

Dated: July 25, 2002

EXHIBIT INDEX

EXHIBIT 1

COMPANY NEWS

ELBIT SYSTEMS' SUBSIDIARY, ELOP, IS A MAJOR SUPPLIER FOR MERKAVA MK-4 TANK

Haifa, Israel, July 16, 2002 – Elbit Systems Ltd. (NasdaqNM: ESLT), announced today that its wholly owned subsidiary, Elop Electro-Optics Industries Ltd. ("El-Op"), is a major supplier for the recently unveiled Israel Defense Forces Merkava MK-4 tank. Elop supplies the state-of-the-art fire control system, the stabilized gun and turret electrical drive system, and the battle management system on the Merkava Mk-4.

The Merkava's upgraded fire control and sighting system includes computerized ballistic calculations and compensation, a dual-axis stabilized gunner sight and a dual-axis stabilized commander panoramic sight, both with day, FLIR and TV channels. An improved auto tracking system enables tracking while on the move of moving ground targets and helicopters, and firing with a higher hit probability.

Specific El-Op systems on the Merkava Mk-4 include:

- Stabilized, day/night gunner sighting system
- Stabilized, panoramic, day/night commander sighting system
- An extremely fast and accurate stabilized all-electric gun and turret drive system
- Large colored flat displays for enhanced man-machine interface that give the crew complete control of the tank together with high resolution CRT displays for aiming and firing
- An advanced warning system against laser-guided threats
- Advanced life support systems that improve crew protection against nuclear, biological and chemical threats are incorporated into a positive pressure air conditioning and filtration system
- A Battle Management System (BMS) with a fast communication network enables the crew to plan missions, navigate and continuously update situation awareness

About Elbit Systems Ltd.
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C^4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the

Company web site at www.elbit.co.il

Contact:
Arie Tal, Corporate Secretary
Ilan Pacholder, VP Finance
Elbit Systems Ltd
Tel: 972-4-831-6632

Kimberly Storin
Marilena LaRosa
The Anne McBride Company
212-983-1702
kstorin@annemcbride.com
mlarosa@annemcbride.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

EXHIBIT 2

836963_1

ELBIT SYSTEMS SHOWCASES LATEST AIRBORNE SYSTEMS, UPGRADES AND TOTAL SOLUTIONS AT THE FARNBOROUGH INTERNATIONAL AIRSHOW

Haifa, Israel, July 22, 2002 – Elbit Systems Ltd. (NasdaqNM: ESLT), announced today that its integrated turnkey solutions will be displayed at the Farnborough International Airshow from July 22 through July 28, 2002, in Farnborough, UK.

At the outdoor display, visitors will be able to view the following:

- **Upgraded MiG-21 Lancer, "Bis" model** - presented with Aerostar of Romania. Over 100 "Lancers" are already flying operationally in the Romanian Air Force and have accumulated a remarkable record of 30,000 flights.

- **Upgraded Su-25 "Scorpion", Close Air Support Aircraft** - a program performed jointly with TAM (Tbilisi Aerospace Manufacturing) of Georgia. This display will also feature Opher and Lizard, Infrared and Laser Seeking Guidance kits converting general-purpose bombs into accurate smart munitions.

The Elbit Systems Stand, E-3, located in Hall 1, will feature these attractions:

- **IntraMission** - generic, advanced avionics and cockpit demonstrator for helicopters and transport aircraft. Onboard is the **MIDASH** Raster Solution, the latest generation helicopter display and sight helmet, **ANVIS/HUD** - advanced electro-optical system that combines the image seen through the NVG with computer-generated symbology, and, El-Op's **BIRD HUD** (Best Innovative Reliable Display), assuring safe landing for transport aircraft.

- **Integrated ISR Center** (Intelligence, Surveillance, Reconnaissance) - advanced operational concepts and main building blocks for an Integrated ISR Center, for real-time multi-sensor interpretation solutions, including ICE, a family of digital imagery products.

- **Comprehensive Image Intelligence Solutions** – used for information acquisition, analysis, management and distribution

- **COMPASS** - compact, multipurpose advanced stabilized system for observation and surveillance

- **ADIR** - automatic passive infrared detection system, specifically for security applications and counter-terrorist operations. ADIR is a product of Ortek, a wholly owned Elbit Systems subsidiary.

About Elbit Systems Ltd.
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval

systems, command, control, communications, computers and intelligence (C^4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbit.co.il

Contact:

Arie Tal, Corporate Secretary
Ilan Pacholder, VP Finance
Elbit Systems Ltd
Tel: 972-4-831-6632

Kimberly Storin
Marilena LaRosa
The Anne McBride Company
212-983-1702
kstorin@annemcbride.com
mlarosa@annemcbride.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

11

EXHIBIT 3

836963_1

Business News

ELBIT SYSTEMS' U.S. SUBSIDIARY'S "ENHANCED VISION SYSTEM" ENTERS FULL SCALE PRODUCTION

Orders exceed $25 million

Haifa, Israel, July 22, 2002 – Elbit Systems Ltd. (NasdaqNM: ESLT), announced at the Farnborough International Airshow, which opened today, that its US subsidiary has entered into full scale production of its FAA-certified *All Weather Window*® Enhanced Vision System (EVS) for the Gulfstream G-V aircraft. The first seven units were delivered and are being installed on operational aircraft. Three EVS equipped Gulfstream G-V's have already been delivered to customers and are now in full operational use. The orders for this equipment currently exceed $25 million.

The Enhanced Vision System, or *All Weather Window*®, projects an image on any raster-capable Head-Up Display, providing the pilot with a forward-looking infrared (FLIR) picture overlaying the outside view in a conformal manner. The system allows the pilot to detect lights and ground features (runways, aircraft, mountains, buildings, etc.) at night and in low visibility conditions. The Enhanced Vision System has low training requirements and no database or infrastructure requirements. The design employs an advanced FLIR system developed in collaboration with Opgal Optronics, a company jointly owned by Elbit Systems and Rafael.

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C^4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbit.co.il

Contact:

Arie Tal, Corporate Secretary
Ilan Pacholder, VP Finance
Elbit Systems Ltd
Tel: 972-4-831-6632

Kimberly Storin
Marilena LaRosa
The Anne McBride Company
212-983-1702
kstorin@annemcbride.com
mlarosa@annemcbride.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR

ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.